Joshua N. Korff, P.C. To Call Writer Directly: +1 212 446 4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446-4800 www.kirkland.com	Facsimile: +1 212 446-4900

August 20, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan

Kathleen Collins

Alexandra Barone

Jeff Kauten

Re:	Turing Holding Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 26, 2021

CIK No. 0001866550

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Turing Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 6, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Austin Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

August 20, 2021

Draft Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 13

1.

We note from your revised disclosures in response to comment 17 that the Board expects to modify the terms of the performance vesting options to allow for all such awards to vest upon completion of this offering. To the extent this modification is approved, please revise the numerator to your pro forma per share calculations to include an adjustment for the amount of compensation expense that will be recorded upon the offering. Refer to Article 11-01(a)(8) of Regulation S-X. Also, ensure that you include a quantified discussion of this modification, as well as any revisions to the SARS awards, in your subsequent events footnote disclosures once approved. Similarly refer to ASC 855-10-50-2.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of the Registration Statement to include proposed disclosure in anticipation that the Board will approve the modification prior to effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operational and Business Metrics, page 52

2.

We note your revised disclosures in response to prior comment 6 include a discussion of the reasons for the change in net income only. However, for non-GAAP purposes you separately discuss the reasons for the change in both adjusted EBITDA and adjusted EBITDA margin. Please revise to also discuss the reasons for the change in net income margin pursuant to Item 10(e)(l)(i) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 67 of the Registration Statement.

Results of Operations, page 56

3.

We note your revised disclosures in response to prior comment 12. While we note that the majority of your total revenue each period is generated from recurring clients or those expanding usage of your services, it is not clear whether the majority of your revenue growth was from such customers. In this regard, it appears from our calculations that the majority of growth was from new customers in fiscal 2020 and existing customers in the first quarter of 2021. Please revise to further clarify in quantified terms the revenue growth from new versus existing customers.

Securities and Exchange Commission

August 20, 2021

Response

In response to the Staff’s comment, the Company has revised its discussion on pages 57 and 58 of the Registration Statement.

4.

Tell us whether management uses any metrics such as expansion or retention rates to measure your ability to retain and grow existing customers. If so, please revise to include a quantified discussion of such measures and discuss any significant fluctuations. Refer to SEC Release No. 33-10751.

Response

The Company uses net dollar retention ratio to measure its ability to retain and grow existing customers. The Company has revised its disclosure on pages 51, 57 and 58 of the Registration statement to include a discussion of such metric. The Company uses no other metrics to measure its ability to retain and grow existing customers.

Note 2, Summary of Significant Accounting Policies

Segments, page F-7

5.

We note from your revised disclosures in response to prior comment 13 that the United States does not comprise all of your revenue in North America. As such, please revise your financial statement footnotes to disclose revenue from external customers attributed to your country of domicile. Also, tell us your consideration to separately disclose revenue from other countries such as China, United Kingdom and Germany. Similarly, disclose the long-lived assets located in your country of domicile and any material assets held in an individual foreign country. In your response, clarify how you assess materiality for purpose of these disclosures. Refer to ASC 280-10-50-41.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-30, F-31 and F-43 (relating to revenues) and F-7 and F-40 (relating to long-lived assets) of the Registration Statement.

The Company separately discloses revenue from external customers outside of the United States and material assets held in foreign countries based on a materiality threshold of 10% of total revenues and long-lives assets, respectively, as of and for the applicable periods.

Securities and Exchange Commission

August 20, 2021

Note 11. Stock-based Compensation, page F-48

6.

We note your response to prior comment 19. Please clarify for us why the value of the underlying common stock used to determine the fair value for your time vesting and performance vesting stock options differed for grants made on the same date. Tell us how such valuations compare to the fair value of your common stock used for purposes of determining additional compensation and distribution of retained earnings in the tender offer of your common shares. Also, tell us your consideration to include a discussion of the methodologies, assumptions and estimates used to determine the fair value of your common stock in your critical accounting policy disclosures.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the value of the underlying common stock used to determine the fair value for its time vesting and performance vesting stock options was the same for grants made on the same date. The underlying fair value of the Company’s common stock is one input in determining the fair value for the Company’s stock appreciation rights, time vesting options and performance vesting options. The respective fair values for the Company’s stock appreciation rights, time vesting options and performance vesting options are affected by applicable change in control provisions, performance vesting conditions or time vesting conditions, which result in additional, potential volatility for the likelihood of these equity instruments vesting or not vesting. As a result, the fair value for such awards is different from the fair value of the Company’s underlying common stock. Please refer to the table below for a breakdown of all equity awards granted to date in 2021, the fair value of the underlying common stock, and the fair value of the relevant equity instrument used to value each award, including stock appreciation rights.

Grants	Grant Date	Number of Awards	Common Stock Fair Value Per Share for Financial Reporting	Share-Based Payment Award per Unit Fair Value for Financial Reporting
Stock Appreciation Rights Grants (1)	February 1, 2021	71,013	$542.73	N/A
Time Vested Options Grants (2)	March 5, 2021	8,677	$554.80	$443.23
Performance Vested Options Grants (3)	March 5, 2021	11,348	$554.80	$448.92
Time Vested Options Grants (2)	May 3, 2021	15,837	$578.94	$446.00
Performance Vested Options Grants (3)	May 3, 2021	20,713	$578.94	$455.63

1.	Stock appreciation rights vest and are cash-settled upon a change in control.
2.

Time vesting options vest on a four-year vesting schedule, with an initial cliff vesting of 37.5% upon the 18-month grant date anniversary and subsequent vesting occurring on a quarterly basis. Time vesting options are fully accelerated upon a change in control, as defined in the Plan.

3.	Performance vesting options vest when certain performance conditions are met, as defined in the Plan.

Securities and Exchange Commission

August 20, 2021

In response to the Staff’s comment on including methodologies, assumptions and estimates used to determine the fair value of the Company’s common stock, the Company respectfully advises the Staff to refer to the assumptions and underlying methodologies disclosed on page F-53 of the Registration Statement. The same assumptions and methodologies were used to determine the fair value of the Company’s underlying common stock. In addition, the hybrid allocation method, which uses a PWERM and OPM and is disclosed on pages 79 and 80 of the Registration Statement, was used to value the Company’s performance vesting and time vesting options. As discussed on page F-49 of the Registration Statement, during the six months ended June 30, 2021, the Board of Directors approved, and the Company completed a tender offer of its shares of common stock, which was funded from the proceeds of the Company’s redeemable, convertible preferred stock offering. In accordance with ASC 718-20-35-7, for employee option holders, the shares were repurchased at a net purchase, equal to the repurchase price of $612.15 (less the strike price) that was higher than the fair value of the share; therefore, the difference of $612.15 less strike price less $542.73 multiplied by the number of shares repurchased (i.e. options cancelled) totaled $1.6 million and was recognized as additional compensation cost (included in SG&A expenses) on the income statement. For employee and director common stockholders, the shares were repurchased at a price above fair value. Based on the guidance above, the shares were repurchased at a price that was higher than the fair value of the share; therefore, the difference of $612.15 less $542.73 multiplied by the number of shares repurchased totaled $1.1 million and was recognized as additional compensation cost (included in SG&A expenses) on the income statement. The aggregate amount of incremental compensation expense totaled $2.7 million.

The excess of price paid over fair value for those shares repurchased from non-employee securityholders was based on the fair value of the underlying common stock of $542.73, as compared to the price paid per share of $612.15, and resulted in a dividend paid to non-employee shareholders, which was recorded as a distribution of retained earnings.

Additionally, the Company has revised its disclosure on pages 79, 80 and F-53 of the Registration Statement to include a discussion of the methodologies, assumptions and estimates used to determine the fair value of the Company’s common stock.

Securities and Exchange Commission

August 20, 2021

General

7.

We note that you include graphics in the forefront of your registration statement and that you include revenue information. Please balance your disclosure by providing net income (loss) information for the periods presented. For guidance, refer to Securities Act Forms C&DI 101.02.

Response

In response to the Staff’s comment, the Company has revised the graphic at the forefront of the Registration Statement.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 446-4943 or, in my absence, Aaron Schleicher at (212) 390-4616.

Sincerely,

/s/ Joshua N. Korff, P.C.

Joshua N. Korff, P.C.

cc:	Ramona Mateiu

General Counsel and Chief Compliance Officer, Turing Holding Corp.